

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Athena Countouriotis
Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, CA 92121

> **Re: Turning Point Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 19, 2019**
> **CIK No. 0001595893**

Dear Dr. Countouriotis:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Charles Blair, Esq.